

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Mr. Mark Goldberg
Chief Executive Officer
Marine Exploration, Inc.
535 Sixteenth Street, Suite 820
Denver, Colorado 80202

> **Re: Marine Exploration, Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year**
> **Ended June 30, 2009**
> **Filed April 28, 2010**
> **File No. 0-24637**

Dear Mr. Goldberg:

We have reviewed your filing and response letter dated April 27, 2010 and have the following comment.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June30, 2009

1. We reviewed your response to comment seven in our letter dated March 22, 2010. You are required to file the written consent of your independent registered public accounting firm when certified financial statements are incorporated by reference in a statement or report filed under other Acts. Please refer to Exchange Act Rule 12b-36. Since all reports filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, since June 30, 2008 are incorporated by reference in Form S-8 Registration Statements, please file the written consent of your independent registered public accounting firm as previously requested. Please refer to paragraph (b)(23) of Item 601 of Regulation S-K.

You may contact me at (202) 551-3344 if you have any questions.

Sincerely,

William H. Thompson
Accounting Branch Chief